Exhibit 99.2

RIMONABANT REGULATORY UPDATE

IN THE UNITED STATES

Paris, France - June 29, 2007 - Sanofi-aventis announced today its decision to withdraw the rimonabant NDA - New Drug Application - in the United States.

Sanofi-aventis is confident in the positive benefit risk ratio of rimonabant 20mg when used in the appropriate population.

Sanofi-aventis will work towards submitting the rimonabant file to the FDA - Food and Drug Administration - at a future date. It will undertake the necessary discussions with the FDA to determine the required modifications to its file.

Sanofi-aventis is committed to making all efforts necessary to make rimonabant available to patients in the US market.

Rimonabant is a first in class therapy, discovered and developed by sanofi-aventis, is currently approved in 42 countries and marketed in 20 to treat obesity and overweight patients with associated cardiovascular risk factors.

A conference call on rimonabant regulatory update will be organized by the company, today: June 29, 2007, at 6:00 p.m. Paris time. It will be hosted by:

Dr. Marc Cluzel – Senior Vice President – Science and Medical Affairs

Dr. Jean-Pierre Lehner – Senior Vice President – Medical and Regulatory Affairs

This conference will be followed by a Q&A session.

The conference will be available by telephone via the following numbers.

It will also be available in a hear-only mode on our website: http://www.sanofi-aventis.com

CALL-IN NUMBERS The conference will be available by telephone via the following numbers:

France	+33(0)1 70 99 42 97
UK	+44(0)20 7806 1966
USA	+1 718 354 1390

AUDIO REPLAY Available through the numbers below (until July 6, 2007):

France	+33 (0)1 71 23 02 48
UK	+44 (0)20 7806 1970
USA	+1 718 354 1112
Access code	2131438#

About Rimonabant

Acomplia® (rimonabant) is approved in European Union for the treatment of obese patients (BMI equal to or greater than 30kg/m2), or those overweight (BMI greater than 27 kg/m2) with associated risk factors such as Type 2 diabetes or dyslipidaemia, in conjunction with diet and physical exercise. The SMPc specifies that approximately 50% of the improved figures observed regarding the levels of HbA1c, HDL cholesterol and triglycerides were independent of that expected from weight loss alone. The lipoprotein fraction significantly enhanced by rimonabant is called “HDL” (HDL: high density lipoprotein), also referred to as “good cholesterol”.

Rimonabant is the first and the most studied member of a new therapeutic class of drugs that selectively block the CB1 receptors of the endocannabinoid system (ECS), and the drug’s development has deepened scientists’ understanding of the ECS. When working normally, this system of receptors in the brain and throughout the body (liver, muscle, abdominal adipose tissue, gastro-intestinal tract and pancreas), among other functions, helps regulate food intake and how the body uses and stores fats and sugars.

In pivotal clinical trials lasting up to two years, rimonabant significantly reduced body weight and waist circumference, a measure of intra-abdominal fat. Rimonabant also improved blood glucose levels, HDLs (the “good” cholesterol), triglycerides (fats in the blood), and insulin sensitivity.

The most common adverse events associated with rimonabant were consistent across studies and included gastrointestinal (nausea, vomiting, diarrhea), nervous system (headache, dizziness, paresthesia/hypoesthesia/dysesthesia) and psychiatric disorders (anxiety, insomnia, depressed mood and depression). These adverse events generally occurred within the first 2-3 months, and were often mild to moderate in intensity. Rimonabant benefits from comprehensive post marketing surveillance from more than 110,000 individuals in Europe and other countries who have taken rimonabant.

About sanofi-aventis

Sanofi-aventis is one of the world’s leading pharmaceutical companies, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.